FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 08, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No   X
                                  -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing its 2007 Third Quarter Results.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 08, 2007



                                  Tenaris, S.A.


By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Nigel Worsnop
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris Announces 2007 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

LUXEMBOURG, Nov. 7, 2007 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) ("Tenaris") today announced its results for the quarter and nine months ended September 30, 2007 with comparison to its results for the quarter and nine months ended September 30, 2006.

Summary of 2007 Third Quarter Results

(Comparison with second quarter of 2007 and third quarter of 2006)

                                       Q3 2007        Q2 2007         Q3 2006
Net sales (US$ million)                2,523.6   2,604.2   (3%)   1,803.6    40%
Operating income (US$ million)           687.3     780.4  (12%)     692.8   (1%)
Net income (US$ million)                 436.4     534.5  (18%)     510.0  (14%)
Shareholders' net income (US$ million)   401.0     496.0  (19%)     479.1  (16%)
Earnings per ADS (US$)                    0.68      0.84  (19%)      0.81  (16%)
Earnings per share (US$)                  0.34      0.42  (19%)      0.41  (16%)
EBITDA (US$ million)                     828.2     910.7   (9%)     749.0    11%
EBITDA margin (% of net sales)             33%       35%              42%

Our results in the third quarter were affected by a lower level of sales of seamless pipe products and higher production costs. On a comparable basis, sales of API-grade products were lower year on year in the Middle East, following the inventory build-up that took place last year, as well as in Canada. Although net sales were up 40% year on year, operating income was flat and earnings per share were down. Sales are expected to recover only partially in the fourth quarter before growing again in the first half of 2008. Free cash flow (net cash provided by operations less capital expenditures) rose to US$784.3 million, and net financial debt (total financial debt less cash and other current investments) declined by US$718.2 million to US$3,043.5 million at September 30, 2007.

Payment of Interim Dividend

Tenaris's board of directors approved the payment of an interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million, on November 22, 2007, with an ex-dividend date of November 19.

Market Background and Outlook

After fluctuating in the first quarter of 2007, oil prices have resumed the upwards trend shown in the previous three years as global demand projections have been revised upwards and geopolitical tensions have risen in the Middle East. On the other hand, North American gas prices, which fell sharply from the highs reached in the first half of 2006, have fluctuated at lower levels for most of the year to date as the amount of gas in storage has remained at the higher end of its seasonal range. The international count of active drilling rigs, as published by Baker Hughes, continues to rise and averaged 1020 during the third quarter, an increase of 2% over the previous quarter and one of 8% compared to the same quarter of the previous year. In Canada, however, where drilling activity is sensitive to North American gas prices and drilling costs have been rising in U.S. dollar terms, the rig count registered a 30% decline in the third quarter of 2007 compared to the same quarter of 2006, and is now down 29% for the first nine months of 2007 compared to the same period of 2006. The U.S. rig count remained stable showing a 2% increase during the third quarter of 2007 compared to the second quarter of 2007 and was up 4% compared to the third quarter of 2006.

Although a recovery in Canadian drilling activity remains uncertain, drilling activity in the rest of the world is firm as oil and gas prices encourage operators to continue increasing investments in exploration and production activity. However, in North America demand for OCTG products in 2007 has been affected by distributor inventory destocking which could continue until the end of the year. In the Middle East, apparent consumption of OCTG products is, and is likely to remain, lower in the second half of this year.

Steelmaking raw material and energy costs have risen in 2007 and look set to rise further in 2008. Labor costs have also been rising primarily due to currency-related factors. In the first half of 2007, cost increases and price declines for some of our products were offset by improvements in product mix. However, in the third quarter, our operating margins declined as production costs continued to rise and we had a less favorable product mix. Our operating margins are likely to remain under pressure for the rest of the year before recovering in the first half of 2008 when we expect increased sales of our specialized, high-end products.

Sales of our pipes for pipeline projects in South America picked up at the end of the first quarter of 2007 as we commenced deliveries to the GASCAC phase of the GASENE project in Brazil. Sales in this segment are expected to remain strong during the remainder of 2007 and into 2008 as we make deliveries to this and other projects in the region.

Analysis of 2007 Third Quarter Results

  Sales volume (metric tons)      Q3 2007       Q3 2006      Increase/(Decrease)

Tubes - Seamless                  659,000       709,000            (7%)
Tubes - Welded                    240,000        13,000
Tubes - Total                     899,000       722,000             25%
Projects - Welded                 127,000        56,000            127%
Total                           1,026,000       778,000             32%

        Tubes                     Q3 2007       Q3 2006      Increase/(Decrease)
(Net sales - $ million)
North America                       744.1         368.2            102%
South America                       310.6         258.2             20%
Europe                              360.3         316.1             14%
Middle East & Africa                471.7         477.4            (1%)
Far East & Oceania                  175.9         175.1              0%
Total net sales ($ million)       2,062.6       1,595.0             29%
Cost of sales (% of sales)            54%           45%
Operating income ($ million)        615.5         660.7            (7%)
Operating income (% of sales)         30%           41%

Net sales of tubular products and services rose 29% to US$2,062.6 million in the third quarter of 2007, compared to US$1,595.0 million in the third quarter of 2006, due primarily to the incorporation of sales from the former Maverick and Hydril operations. On a like for like basis, average selling prices rose largely due to product mix improvements but sales volumes declined reflecting lower demand principally in the Middle East and Canada. In North America, sales were affected by the decline in drilling activity in Canada, but sales of OCTG products increased in Mexico. In South America, sales benefited from a recovery in demand for OCTG products in Venezuela. In the Middle East and Africa, higher sales on specialized, high-end products were offset by lower sales of API products.


       Projects                   Q3 2007       Q3 2006      Increase/(Decrease)

Net sales ($ million)               235.6          80.1            194%
Cost of sales (% of sales)            72%           78%
Operating income ($ million)         42.0           1.7
Operating income (% of sales)         18%            2%

Net sales of pipes for pipeline projects increased 194% to US$235.6 million in the third quarter of 2007, compared to US$80.1 million in the third quarter of 2006, reflecting higher sales in Brazil where we continued deliveries for the GASCAC phase of the GASENE project and in Argentina where we made some deliveries for the delayed Loops project.

   Pressure Control               Q3 2007

Net sales ($ million)                89.8
Cost of sales (% of sales)            68%
Operating income ($ million)         15.6
Operating income (% of sales)         17%

Net sales of pressure control products amounted to US$89.8 million in this first complete quarter since we acquired the business. This compares to US$49.2 million in the two months reported in the second quarter of 2007.

      Others                      Q3 2007       Q3 2006      Increase/(Decrease)
Net sales ($ million)               135.6         128.6              5%
Cost of sales (% of sales)            73%           63%
Operating income ($ million)         14.2          30.4            (53%)
Operating income (% of sales)         10%           24%

Net sales of other products and services rose 5% to US$135.6 million in the third quarter of 2007, compared to US$128.6 million in the third quarter of 2006.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.9% in the quarter ended September 30, 2007 compared to 13.5% in the corresponding quarter of 2006 due primarily to an increase in amortization expenses following the incorporation of Maverick and Hydril. Amortization of customer relationships and other intangibles acquired with Maverick and Hydril amounted to US$64 million in the quarter, or 2.5% of net sales.

Net interest expenses rose to US$57.1 million in the third quarter of 2007 compared to net interest income of US$2.2 million in the same period of 2006 reflecting an increased net debt position following the Maverick and Hydril acquisitions.

Other financial results recorded a loss of US$12.9 million during the third quarter of 2007, compared to a loss of US$6.5 million during the third quarter of 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$18.3 million in the third quarter of 2007, compared to a gain of US$29.7 million in the third quarter of 2006. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$199.2 million in the third quarter of 2007, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to US$210.5 million in the third quarter of 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Income attributable to minority interest rose to US$35.4 million in the third quarter of 2007, compared to US$30.9 million in the corresponding quarter of 2006 primarily reflecting higher operating and financial results at our Confab subsidiary.

Cash Flow and Liquidity

Net cash provided by operations during the third quarter of 2007 was US$889.8 million (US$1,789.1 million in the first nine months), compared to US$598.1 million in the third quarter of 2006 (US$1,312.2 million in the first nine months). Working capital decreased by US$220.0 million during the third quarter reflecting a decrease in trade receivables and an increase in customer advances.

Capital expenditures amounted to US$105.4 million in the third quarter of 2007 (US$334.6 million in the first nine months), compared to US$133.0 million in the third quarter of 2006 (US$302.1 million in the first nine months).

During the first nine months of 2007, total financial debt increased by US$1,258.5 million to US$4,909.7 million at September 30, 2007 from US$3,651.2 million at December 31, 2006. Net financial debt during the first nine months of 2007 increased by US$948.2 million to US$3,043.5 million at September 30, 2007 following the acquisition of Hydril for a total consideration of $2.0 billion.

Analysis of 2007 First Nine Months Results

Net income attributable to equity holders in the company during the first nine months of 2007 was US$1,377.2 million, or US$1.17 per share (US$2.33 per ADS), which compares with net income attributable to equity holders in the company during the first nine months of 2006 of US$1,370.6 million, or US$1.16 per share (US$2.32 per ADS). Operating income was US$2,225.3 million, or 29% of net sales, compared to US$1,979.9 million, or 38% of net sales. Operating income plus depreciation and amortization was US$2,597.0 million, or 34% of net sales, compared to US$2,146.0 million, or 41% of net sales.

  Sales volume (metric tons)      9M 2007       9M 2006      Increase/(Decrease)

Tubes - Seamless                  2,156,000     2,188,000           (1%)
Tubes - Welded                      706,000        33,000
Tubes - Total                     2,862,000     2,221,000           29%
Projects - Welded                   317,000       184,000           72%
Total                             3,179,000     2,405,000           32%


          Tubes                   9M 2007       9M 2006      Increase/(Decrease)

(Net sales - $ million)
North America                     2,165.7       1,222.1             77%
South America                       897.7         715.4             25%
Europe                            1,200.6         951.3             26%
Middle East & Africa              1,598.9       1,282.3             25%
Far East & Oceania                  536.8         523.3              3%
Total net sales ($ million)       6,399.7       4,694.4             36%
Cost of sales (% of sales)             51%           46%
Operating income ($ million)      2,057.0       1,909.7              8%
Operating income (% of sales)          32%           41%

Net sales of tubular products and services rose 36% to US$6,399.7 million in the first nine months of 2007, compared to US$4,694.4 million in the first nine months of 2006, due primarily to the incorporation of sales from the former Maverick and Hydril operations. On a like for like basis, average selling prices increased due largely to product mix improvements and volumes registered a marginal decrease.

         Projects                 9M 2007       9M 2006      Increase/(Decrease)

Net sales ($ million)               560.9         281.1            100%
Cost of sales (% of sales)             71%           72%
Operating income ($ million)        106.7          29.0            268%
Operating income (% of sales)          19%           10%

Net sales of pipes for pipeline projects increased 100% to US$560.9 million in the first nine months of 2007, compared to US$281.1 million in the first nine months of 2006, reflecting higher sales in Brazil.

   Pressure Control               9M 2007

Net sales ($ million)               139.0
Cost of sales (% of sales)             65%
Operating income ($ million)         24.8
Operating income (% of sales)          18%

Net sales of pressure control products amounted to US$139.0 million in the five months since we acquired the business.

        Others                    9M 2007       9M 2006      Increase/(Decrease)

Net sales ($ million)               453.5         291.4             56%
Cost of sales (% of sales)            78%           70%
Operating income ($ million)         36.8          41.2            (11%)
Operating income (% of sales)          8%           14%

Net sales of other products and services rose 56% to US$453.5 million in the first nine months of 2007, compared to US$291.4 million in the first nine months of 2006, primarily reflecting the inclusion of sales of conduit pipes.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.7% in the nine months ended September 30, 2007 compared to 13.4% in the corresponding period of 2006 due primarily to an increase in amortization expenses following the incorporation of Maverick and Hydril. Amortization of customer relationships and other intangibles acquired with Maverick and Hydril amounted to US$159 million in the nine months.

Net interest expenses rose to US$140.4 million in the first nine months of 2007 compared to net interest income of US$1.7 million in the same period of 2006 reflecting an increased net debt position following the Maverick and Hydril acquisitions.

Other financial results recorded a loss of US$10.8 million during the first nine months of 2007, compared to a gain of US$8.6 million during the first nine months of 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$73.6 million in the first nine months of 2007, compared to a gain of US$76.7 million in the first nine months of 2006. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$667.4 million in the first nine months of 2007, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to US$626.3 million in the first nine months of 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Income attributable to minority interest rose to US$103.0 million in the first nine months of 2007, compared to US$76.8 million in the corresponding nine months of 2006 reflecting higher operating and financial results at our Confab and NKKTubes subsidiaries.

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Interim Income Statement

(all amounts in
 thousands of U.S.
 dollars, unless          Three-month period     Nine-month period
 otherwise stated)        ended September 30,    ended September 30,

                            2007       2006       2007        2006
                         ---------------------------------------------
Continuing operations                     (unaudited)
Net sales                  2,523,553 1,803,598   7,553,058   5,266,835
Cost of sales            (1,436,511) (866,310) (4,132,567) (2,585,898)
                         ---------------------------------------------
Gross profit               1,087,042   937,288   3,420,491   2,680,937
Selling, general and
 administrative expenses   (400,886) (244,153) (1,183,664)   (706,935)
Other operating income
 (expense), net                1,152     (359)    (11,508)       5,946
                         ---------------------------------------------
Operating income             687,308   692,776   2,225,319   1,979,948
Interest income               22,666    17,687      65,065      43,303
Interest expense            (79,770)  (15,482)   (205,493)    (41,558)
Other financial results     (12,900)   (6,483)    (10,822)       8,601
                         ---------------------------------------------
Income before equity in
 earnings of associated
 companies and income
 tax                         617,304   688,498   2,074,069   1,990,294
Equity in earnings of
 associated companies         18,280    29,653      73,585      76,725
                         ---------------------------------------------
Income before income tax     635,584   718,151   2,147,654   2,067,019
Income tax                 (199,220) (210,533)   (667,410)   (626,298)
                         ---------------------------------------------
Income for continuing
 operations                  436,364   507,618   1,480,244   1,440,721

Discontinued operations
Income for discontinued
 operations                        0     2,338           0       6,689
                         ---------------------------------------------

Income for the period        436,364   509,956   1,480,244   1,447,410
                         ---------------------------------------------

Attributable to:
Equity holders of the
 Company                     400,952   479,105   1,377,206   1,370,564
Minority interest             35,412    30,851     103,038      76,846
                         ---------------------------------------------
                             436,364   509,956   1,480,244   1,447,410
                         ---------------------------------------------

Earnings per share
 attributable to the
 equity holders of the
 Company during the
 period
Weighted average number
 of ordinary shares in
 issue (thousands)         1,180,537 1,180,537   1,180,537   1,180,537
Earnings per share (U,S,
 dollars per share)             0.34      0.41        1.17        1.16
Earnings per ADS (U,S,
 dollars per ADS)               0.68      0.81        2.33        2.32

Consolidated Interim Balance Sheet

                            At September 30, 2007    At December 31, 2006

                                 (Unaudited)
ASSETS
Non-current assets
  Property, plant and
   equipment, net            3,286,163                2,939,241
  Intangible assets, net     4,900,650                2,844,498
  Investments in associated
   companies                   487,662                  422,958
  Other investments             43,912                   26,834
  Deferred tax assets          337,807                  291,641
  Receivables                   56,067  9,112,261        41,238  6,566,410
                            ----------                ---------
Current assets
  Inventories                2,642,851                2,372,308
  Receivables and
   prepayments                 234,040                  272,632
  Current tax assets           221,713                  202,718
  Trade receivables          1,717,578                1,625,241
  Non current assets held
   for sale                     10,128                        0
  Other investments            214,446                  183,604
  Cash and cash equivalents  1,651,780  6,692,536     1,372,329  6,028,832
                            ---------------------     --------------------
Total assets                           15,804,797               12,595,242

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital              1,180,537                1,180,537
  Legal reserves               118,054                  118,054
  Share premium                609,733                  609,733
  Currency translation
   adjustments                 230,441                    3,954
  Other reserves                20,528                   28,757
  Retained earnings          4,420,629  6,579,922     3,397,584  5,338,619
                            ---------------------     --------------------
Minority interest                         477,759                  363,011
                                       ----------               ----------
Total equity                            7,057,681                5,701,630
                                       ----------               ----------

LIABILITIES
Non-current liabilities
  Borrowings                 3,769,956                2,857,046
  Deferred tax liabilities   1,360,203                  991,945
  Other liabilities            204,151                  186,724
  Provisions                    91,199                   92,027
  Trade payables                    31  5,425,540           366  4,128,108
                            -----------               ----------
Current liabilities
  Borrowings                 1,139,789                  794,197
  Current tax liabilities      441,200                  565,985
  Other liabilities            302,347                  187,701
  Provisions                    25,354                   26,645
  Customer advances            601,788                  352,717
  Trade payables               811,098  3,321,576       838,259  2,765,504
                                       ----------               ----------
Total liabilities                       8,747,116                6,893,612
Total equity and
 liabilities                           15,804,797               12,595,242

Consolidated Interim Cash Flow Statement

                             Three-month period    Nine-month period
                             ended September 30,  ended September 30,
(all amounts in thousands
 of U.S. dollars)              2007      2006       2007       2006
                            -------------------- ---------------------
                                (Unaudited)           (Unaudited)
Cash flows from operating
 activities
Income for the period          436,364   509,956   1,480,244 1,447,410
Adjustments for:
Depreciation and
 amortization                  140,876    56,218     371,647   166,008
Income tax accruals less
 payments                       29,211    92,107   (220,582)     1,947
Equity in earnings of
 associated companies         (18,280)  (29,653)    (73,585)  (76,725)
Interest accruals less
 payments, net                  58,654     2,920      63,519     1,456
Income from disposal of
 investments                         -         -           -   (6,933)
Changes in provisions            (799)     2,676     (4,279)     8,207
Changes in working capital     220,034  (31,113)      94,669 (250,654)
Other, including currency
 translation adjustment         23,695   (5,025)      77,498    21,447
                            -------------------- ---------------------
Net cash provided by
 operating activities          889,755   598,086   1,789,131 1,312,163
                            -------------------- ---------------------

Cash flows from investing
 activities
Capital expenditures         (105,419) (132,976)   (334,568) (302,077)
Acquisitions of
 subsidiaries and minority
 interest                         (45)     (718) (1,927,227)  (39,828)
Other disbursements relating
 to the acquisition of
 Hydril                              -         -    (71,580)         -
Decrease in subsidiaries             -         -     (1,195)         -
Proceeds from disposal of
 property, plant and
 equipment and intangible
 assets                          2,327    13,180       6,923    16,568
Dividends received                   -         -      11,496         -
Changes in restricted bank
 deposits                            -     1,400           -     2,027
Investments in short terms
 securities                   (45,035)   161,786    (30,842)  (14,744)
                            -------------------- ---------------------
Net cash (used in) provided
 by investing activities     (148,172)    42,672 (2,346,993) (338,054)
                            -------------------- ---------------------

Cash flows from financing
 activities
Dividends paid                       -         -   (354,161) (204,233)
Dividends paid to minority
 interest in subsidiaries      (5,393)   (3,620)    (45,315)  (19,621)
Proceeds from borrowings       243,937    59,282   2,451,963   293,845
Repayments of borrowings     (228,611) (173,169) (1,247,324) (443,328)
                            -------------------- ---------------------
Net cash provided by (used
 in) financing activities        9,933 (117,507)     805,163 (373,337)
                            -------------------- ---------------------
Increase in cash and cash
 equivalents                   751,516   523,251     247,301   600,772

Movement in cash and cash
 equivalents
At beginning of the period       883,042   752,259 1,365,008   680,591
Effect of exchange rate
 changes                          13,996       902    36,245   (4,951)
Increase in cash and cash
 equivalents                     751,516   523,251   247,301   600,772
At September 30,               1,648,554 1,276,412 1,648,554 1,276,412

                                 At September 30,   At September 30,
                               ---------------------------------------
Cash and cash equivalents        2007      2006      2007      2006
Cash and bank deposits         1,651,780 1,295,184 1,651,780 1,295,184
Bank overdrafts                  (3,205)  (18,751)   (3,205)  (18,751)
Restricted bank deposits            (21)      (21)      (21)      (21)
                               1,648,554 1,276,412 1,648,554 1,276,412

Non-cash financing activity
Conversion of debt to equity
 in subsidiaries                       -         -    35,140         -